# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

FORM C

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☒ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☐ **Form C/A: Amendment to Offering Statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer:  BOW Enterprises LLC

Legal status of issuer:


Form:  Limited Liability Company

Jurisdiction of Incorporation/Organization:  DE

Date of organization:  March 11, 2024


Physical address of issuer:  2000 M. Street NW 750B, Washington, DC 20036

Website of issuer:  www.thebowenterprises.com

Is there a Co-Issuer:  No

Name of intermediary through which the offering will be conducted:  Crowdfund My Deal, LLC

CIK number of the intermediary:  0001961869

SEC file number of intermediary:  007-00399

CRD number, if applicable, of intermediary:  325305

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the offering:

2% of the capital raised; a monthly service fee of $249.00 per month for onboarding services, due diligence, hosting of the offering, and ongoing regulatory compliance; and a $5.00 investor processing fee (per investor).

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

 N/A

Type of security offered:  Class B Units and Class C Units

Target number of securities to be offered:  5,000

Price (or method for determining price):  $2.00 for Class B Units; $1.00 for Class C Units

Target offering amount:  $5,000.00

Oversubscriptions accepted:  ☒ Yes  ☐ No

If yes, disclose how oversubscriptions will be allocated:  ☐ Pro-rata  ☐ First come, first served  ☒ Other

Description:  At Company's discretion

Maximum offering amount:  $1,235,000.00

Deadline to reach the target offering amount:  December 31, 2026

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the**

**offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees: 6

| | | | | |
|---|---|---|---|---|
| Total Assets: | Most recent fiscal year-end: | 394,858 | Prior fiscal year-end: | 0 |
| Cash & Cash Equivalents: | Most recent fiscal year-end: | 145,256 | Prior fiscal year-end: | 0 |
| Accounts Receivable: | Most recent fiscal year-end: | 0 | Prior fiscal year-end: | 0 |
| Short-term Debt: | Most recent fiscal year-end: | 25,866 | Prior fiscal year-end: | 0 |
| Long-term Debt: | Most recent fiscal year-end: | 0 | Prior fiscal year-end: | 0 |
| Revenues/Sales: | Most recent fiscal year-end: | 0 | Prior fiscal year-end: | 0 |
| Cost of Goods Sold: | Most recent fiscal year-end: | 0 | Prior fiscal year-end: | 0 |
| Taxes Paid: | Most recent fiscal year-end: | 26,775 | Prior fiscal year-end: | 0 |
| Net Income: | Most recent fiscal year-end: | -738,081 | Prior fiscal year-end: | 0 |

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

| | Jurisdiction | Code | | Jurisdiction | Code | | Jurisdiction | Code |
|---|---|---|---|---|---|---|---|---|
| X | **Alabama** | **AL** | X | **Montana** | **MT** | X | **District of Columbia** | **DC** |
| X | **Alaska** | **AK** | X | **Nebraska** | **NE** | X | **American Samoa** | **B5** |
| X | **Arizona** | **AZ** | X | **Nevada** | **NV** | X | **Guam** | **GU** |
| X | **Arkansas** | **AR** | X | **New Hampshire** | **NH** | X | **Puerto Rico** | **PR** |
| X | **California** | **CA** | X | **New Jersey** | **NJ** | X | **Northern Mariana Island** | **1V** |
| X | **Colorado** | **CO** | X | **New Mexico** | **NM** | X | **Virgin Islands** | **VI** |
| X | **Connecticut** | **CT** | X | **New York** | **NY** | | | |
| X | **Delaware** | **DE** | X | **North Carolina** | **NC** | X | **Alberta** | **A0** |
| X | **Florida** | **FL** | X | **North Dakota** | **ND** | X | **British Columbia** | **A1** |
| X | **Georgia** | **GA** | X | **Ohio** | **OH** | X | **Manitoba** | **A2** |
| X | **Hawaii** | **HI** | X | **Oklahoma** | **OK** | X | **New Brunswick** | **A3** |
| X | **Idaho** | **ID** | X | **Oregon** | **OR** | X | **Newfoundland** | **A4** |
| X | **Illinois** | **IL** | X | **Pennsylvania** | **PA** | X | **Nova Scotia** | **A5** |
| X | **Indiana** | **IN** | X | **Rhode Island** | **RI** | X | **Ontario** | **A6** |
| X | **Iowa** | **IA** | X | **South Carolina** | **SC** | X | **Prince Edward Island** | **A7** |
| X | **Kansas** | **KS** | X | **South Dakota** | **SD** | | **Quebec** | **A8** |
| X | **Kentucky** | **KY** | X | **Tennessee** | **TN** | | **Saskatchewan** | **A9** |
| X | **Louisiana** | **LA** | X | **Texas** | **TX** | | **Yukon** | **B0** |
| X | **Maine** | **ME** | X | **Utah** | **UT** | | **Canada (Federal Level)** | **Z4** |
| X | **Maryland** | **MD** | X | **Vermont** | **VT** | | | |
| X | **Massachusetts** | **MA** | X | **Virginia** | **VA** | | | |
| X | **Michigan** | **MI** | X | **Washington** | **WA** | | | |
| X | **Minnesota** | **MN** | X | **West Virginia** | **WV** | | | |
| X | **Mississippi** | **MS** | X | **Wisconsin** | **WI** | | | |
| X | **Missouri** | **MO** | X | **Wyoming** | **WY** | | | |

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BOW Enterprises LLC

(Issuer)

/s/ Witikio Favaroth, president of BOW Holdings LLC, as manager of BOW Enterprises LLC
(Signature and Title)

December 31, 2025
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Nicole Cober Johnson, Esq.
(Signature)

Chief/Principal Executive Officer
(Title)

December 31, 2025
(Date)

/s/ Witikio Favaroth
(Signature)

President
(Title)

December 31, 2025
(Date)

/s/ S. Kathryn Allen, Esq.
(Signature)

Chief Financial and Accounting Officer
(Title)

December 31, 2025
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT

**BOW ENTERPRISES LLC**
**Target Offering Amount of $5,000**
**Maximum Offering Amount of $1,235,000**

BOW Enterprises LLC, a Delaware limited liability company (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $5,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000.00 (the "**Maximum Offering Amount**") of the Company's class B units of membership interest ("**Class B Units**") and class C units of membership interest ("**Class C Units**") (collectively, the "**Securities**") at a price of $2.00 per Class B Unit and $1.00 per Class C Unit (this **"Offering"**). Class B Units are only being offered to persons who are currently or have been part of the executive leadership team for the BOW Collective, a District of Columbia non-profit entity. The Company may elect to increase the Maximum Offering Amount by amending this Offering. The minimum amount that an investor may invest in the Offering to acquire Class B Units is $5,000.00. The minimum amount that an investor may invest in the Offering to acquire Class C Units is $2,500.00. These minimums are subject to adjustment in the Company's sole discretion. We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

| | **Price to Public** | **Selling Commissions**[1] | **Proceeds to Company**[2] |
|---|---|---|---|
| Price Per Class B Unit | $2.00 | $0.04 | $1.96 |
| Price Per Class C Unit | $1.00 | $0.02 | $0.98 |
| Target Offering Amount | $5,000.00 | $100.00 | $4,900.00 |
| Maximum Offering Amount | $1,235,000.00 | $24,700.00 | $1,210,300.00 |

(1) The Offering is being made through Crowdfund My Deal, LLC (the "**Intermediary**") in accordance with the rules and regulations under Regulation CF that require the Offering be transacted through a FINRA registered broker-dealer or funding platform. In addition to up-front fees (not shown above), we have agreed to pay the Intermediary commissions equal to 2% of the amount raised by the Company in this Offering.

(2) All committed funds will be held in an escrow account ("**Escrow Account**") with Luminate Bank (the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for your closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary, discussed more below. In addition to the fees and commissions payable to the Intermediary, the Company will incur Offering expenses that are not reflected in the above table, including legal and accounting expenses.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is December 31, 2025.

## TABLE OF CONTENTS

ABOUT THIS FORM C ............................................................................................................1

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS ....................................1

SUMMARY ......................................................................................................................1

MANAGEMENT AND KEY PERSONS ......................................................................................4

CAPITAL STRUCTURE AND OWNERSHIP ...............................................................................9

DESCRIPTION OF BUSINESS ..............................................................................................10

RISK FACTORS ..............................................................................................................11

THE OFFERING ...............................................................................................................33

DESCRIPTION OF SECURITIES ...........................................................................................35

FINANCIAL CONDITION OF THE COMPANY .........................................................................40

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST ...........................41

MATERIAL TAX CONSIDERATIONS .....................................................................................42

ADDITIONAL INFORMATION ..............................................................................................49

*[Remainder of page intentionally left blank]*

**ABOUT THIS FORM C**

We have prepared this offering statement ("Offering Statement") for our Offering of securities under Regulation CF. The Offering Statement includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Statement.

You should rely only on the information contained in this Offering Statement and other Exhibits to the Form C to which the Offering Statement is a part. We have not authorized any person to provide you with any information different from that contained in this Offering Statement and Exhibits. The information contained in this Offering Statement is complete and accurate only as of the date of this Offering Statement, regardless of the time of delivery of this Offering Statement or sale of our securities. This Offering Statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**SUMMARY**

This summary highlights some of the information in this Offering Statement. It is not complete and may not contain all of the information that you may want to consider. To understand this Offering fully, you should carefully read the entire Offering Statement, including the section entitled "Risk Factors," before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to BOW Enterprises LLC, a Delaware limited liability company, together with our wholly and majority owned subsidiaries.

**The Company**

The BOW Collective, a District of Columbia non-profit entity formed on November 19, 2021 (the "Collective"), was established by a group of black women in the United States with a shared vision of promoting the interests of black businesswomen. Through their work, the Collective brings training, counselling, business opportunities, and capital resources to those entrepreneurs who are members of the organization. The membership of the Collective is referred to herein, collectively, as the "Collective Membership," and each individual member of the Collective is referred to as a "Collective Member." As the Collective has expanded, its membership has looked to engage in for-profit activities through the formation of subsidiaries and affiliates that would undertake a number of commercial initiatives.

The Company, BOW Enterprises LLC, was organized as a limited liability company in Delaware on March 11, 2024, for the purpose of advancing some of the for-profit goals of the Collective founders and members by enhancing the procurement, consulting and investment opportunities of the Collective Membership by connecting Collective Members to third party businesses who require these agency services. The Company will tailor these referrals to the third party clients based on the needs of the clients and the specific expertise of the various Collective Members.

The Company may also engage in strategic investments covering a wide spectrum of opportunities aimed at maximizing returns and ensuring long-term sustainability. Examples may include investments in real estate opportunities identified by the Company ("Property"), financing the start-up expenses related to establishing a private equity fund called the BOW Fund, and/or the strategic acquisitions of businesses, among others. Each investment will be selected to align with the Company's overarching goals and objectives. The Company anticipates that such investment activities will consist of twenty-five percent (25%) or less of the Company's total assets.

**Capital Structure**

The Company is authorized to issue three classes (Class A, Class B, Class C) of units of membership interest ("Units"). No Class A Units are currently issued and outstanding but the Company intends to issue six Class A Units (1 each) to members of the Manager including Nicole Cober, Witikio Favaroth, Aimee Griffin, Keisha Mack, Theresa Harrison, and S. Kathryn Allen. Approximately 114,110 Class B Units and 990,000 Class C Units are issued and outstanding as of the date of this Offering Statement. Only Class B and Class C Units are being offered to investors through this Offering. Class B Units and Class C Units are non-voting Units.

**Management**

The Company's manager is BOW Holdings, LLC, a Delaware limited liability company. Our Manager shall manage all company operations and perform all other duties prescribed for in our limited liability company agreement dated March 11, 2024, as may be amended from time to time (the "Company Agreement"). Our Manager is managed by a board of managers (the "Board"), consisting of up to seven managers elected by a supermajority of the voting interests of the Class A members in the Manager. The Board has the authority and responsibility to conduct the business and affairs of Holdings, subject to certain major decisions that require the majority approval of the Class A members and the founder, Nicole Cober Johnson, Esq. The operating agreement of the Manager also sets forth the procedures and requirements for the election and removal of managers, the meetings and voting of the Board, and the delegation of powers and duties to officers and committees. No other person shall have any right or authority to act for or bind the Company except as permitted in our Company Agreement or as required by law.

**Voting**

Generally, all action taken by the members shall be authorized by the vote of those members holding a majority of all issued and outstanding Voting Units entitled to vote thereon and each Voting Member shall be entitled to one vote per Unit on all matters upon which said Voting Member has the right to vote under this Agreement. The Class B and Class C Units offered herein are non-voting Units.

The Company shall not engage in or cause any of the following transactions or take any of the following actions, and the Manager shall not, without the affirmative vote or approval of each of the (i) Founder; and (ii) the Members representing the Majority Class A Unit holders, permit or cause the Company to engage in, take or cause, directly or indirectly, by amendment, merger, recapitalization, sale, consolidation or otherwise, any of the following:

- any act which would make it impossible for the Company to carry on its business in the ordinary course;

- subject to Section 6.02, enter into or consummate any transaction that results in a Deemed Liquidation Event;

- any act by the Company or any of its Affiliates with respect to (A) filing any proceedings under any federal or state law for the relief of the debtors, including a case under the United States Bankruptcy Code, (B) making an assignment for the benefit of creditors, (C) admission in writing of the Company's or any of its Affiliates' inability to pay its debts generally as they become due, or (D) becoming subject to any insolvency proceeding, including, without limitation, any insolvency, reorganization, arrangement, readjustment of debt, relief of debtors, dissolution or liquidation or similar proceeding;

- any action that would cause or result in a material change in the nature of the Company's business;

- any distribution of any cash or property of the Company to any member, other than as provided in this Agreement;

- any amendment of the Certificate of Formation; or

- any action to initiate, to cause or that would result in, the dissolution, liquidation, winding up or termination of the Company (or the business or affairs thereof).

**Distributions**

The Manager has sole discretion regarding the amounts and timing of distributions to the members. There can be no assurance as to the timing of a distribution or that we will make a distribution at all. All distributions will be made in accordance with the Company Agreement in the following order and priority:

1. First, to the Class A Members, pro rata, until they have received cumulative distributions equal to the amount of such Class A Members' initial capital contributions.

2. Second, to the Class B Members, pro rata, until they have received cumulative distributions equal to the amount of such Class B Members' initial capital contributions.

3. Third, to the Class C Members, pro rata, until they have received cumulative distributions equal to the amount of such Class C Members' initial capital contributions.

4. Thereafter to the members pro rata in accordance with their respective percentage interests.

**Transfer Restrictions**

The members of the Company are subject to certain restrictions and rights regarding the transfer of their Units. Pursuant to Rule 501 of Regulation CF, Securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;

- To an accredited investor;

- As part of an offering registered with the Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition, the Company Agreement prohibits the members from transferring their Units without the consent of the Manager and the compliance with the applicable laws and regulations. Also, in the event of a proposed transfer of Units owned by a Class B or Class C member, the Company Agreement grants the Company certain rights of first refusal and tag-along (co-sale) rights are granted to the other (non-transferring) Class B or Class C members to sell a proportionate number of their Class B or Class C Units, as applicable, together with the transferring Class B or Class member. Additionally, as detailed below, the Company Agreement provides for drag-along rights and redemption rights. Furthermore, as our Class C Units are not registered under the Securities Act, transfers of our Units may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our Units, and none is likely to develop in the future.

**The Offering**

We are offering a Target Offering Amount of $5,000.00 and a Maximum Offering Amount of $1,235,000 in Class B and Class C Units of the Company. Class B Units are being sold in this Offering for $2.00 per Unit. Class C Units are being sold in this Offering for $1.00 per Unit. The minimum investment to purchase Class B Units is $5,000 The minimum investment to purchase Class C Units is $2,500. If the Target Offering Amount has not been raised by the Offering Deadline of December 31, 2026, this Offering will be terminated and investor funds will be returned without interest or deduction.

In order to purchase the Shares, each investor must represent and warrant that the investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the investor's subscription amount plus all other investments by investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

   (i) Where the investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of investor's annual income or net worth, subject to a maximum investment of $124,000.

   (ii) Where the investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the investor's annual income or net worth.

   (iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Class C Units are being offered on a "best efforts" basis. We have engaged Crowdfund My Deal, LLC as our Regulation CF intermediary. All Offering proceeds will be held in an escrow account with Luminate Bank until the closing of such funds. Once we have raised the Target Offering Amount, and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.


**MANAGEMENT AND KEY PERSONS**


The Company operates under the direction of our Manager, BOW Holdings, LLC, a Delaware limited liability company, which is responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company. Our Manager is managed by a board of managers, which currently includes Nicole Cober Johnson, Witikio A. Favaroth, Dr. Keisha Mack, S. Kathryn Allen, Theresa Harrison, and Aimee Griffen. The board of managers is elected by a supermajority of the voting interests of the Class A Members of our Manager and the founder, Nicole Cober Johnson, Esq. The board is not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The Company's officers and the board of managers of our Manager are listed below along with all positions and offices held at the Company and their current previous occupation and employment responsibilities. Each officer listed below current holds a manager board position with the Manager

**Officers of the Company (Board of Managers)**

| Name | Position and Offices Held | Term of Office |
|---|---|---|
| Nicole Cober Johnson, Esq. | Chief Executive Officer | March 2024 - Present |
| Witikio A. Favaroth | President | March 2024 - Present |
| Dr. Keisha Mack | Chief People Officer/Secretary | March 2024 - Present |
| S. Kathryn Allen, Esq. | Chief Financial Officer | March 2024 - Present |
| Theresa Harrison | Chief Development Officer | March 2024 - Present |
| Aimee Griffin, Esq. | Chief Legal Officer | March 2024 - Present |

Nicole Cober Johnson

Nicole Cober-Johnson is a visionary founder, esteemed managing partner, and tireless advocate for women's empowerment and small business growth. As the Chief Executive Officer (CEO) of BOW Enterprises, Nicole embodies the essence of a Visionary, Decision-maker, and Leader. Her primary mandate is to provide strategic leadership, shape the overall trajectory of our organization, and make pivotal decisions that resonate with our mission and objectives. Her role is pivotal in setting a compelling vision, devising robust business strategies, and ensuring the seamless operation of BOW Enterprises.

Nicole has over 25 years of legal and business consulting expertise; she leads Cober Johnson and Romney (CJR), a dynamic firm delivering strategic planning, training, and project management to clients across the public and private sectors. Her commitment to fostering women's entrepreneurship is epitomized by her founding role in The BOW Collective, a powerhouse coalition of over 200 black women-owned businesses generating nearly $1 Billion annually.

Nicole's influence extends beyond the boardroom as she shares her wealth of insights and advice through various platforms. From TEDx stages to prestigious institutions like Harvard Business School, her mission is clear: to inspire, educate, and empower others to achieve personal and professional success. Recognized for her outstanding contributions, Nicole has been honored with the Enterprising Women Award and the Star of the Bar from the Women's Bar Association DC.

As the Principal Managing Partner of CJR, Nicole provides clients with invaluable guidance on gaining business clarity, authentic brand positioning, and legal protection strategies. Her dedication to mentoring extends to programs like SCORE and the "Emerging Leaders Initiative," both affiliated with the Small Business Administration. Nicole's journey from owning and operating Soul Day Spa and Salon to her tenure at Dickstein Shapiro, one of DC's renowned law firms, reflects her unwavering commitment to excellence and empowerment.

A graduate of the University of California, Berkeley, and Howard University School of Law, Nicole's influence transcends boundaries, empowering individuals and communities to pursue their dreams and make meaningful impacts.

Below is a summary of Nicole's business experience for the past three years:

Company: The CJR Group / CJ Media
Title: Principal Managing Partner / Founder/CEO
Dates of Service: January 2015 - Present
Responsibilities for Positions in the Last 3 Years: CEO

<u>Witikio (Ticki) Favaroth</u>

As President of BOW Enterprises, Ticki Favaroth is a beacon of leadership and strategic prowess in human capital management and advisory services. Ticki embodies the roles of Executor, Diplomat, and Administrator. She provides visionary leadership, shapes strategic objectives, and ensures the effective execution of business and development plans. Cultivating a positive organizational culture, driving growth, and optimizing resource management are central to her mandate, contributing to the BOW Enterprises' overall success and sustainability.

As a Senior Partner and Managing Director at HR&Co., Ticki brings a wealth of experience and a global perspective to her role. With a master's in business administration from Texas Women's University and a bachelor's in business administration from Texas Tech University, she has honed her craft over 17+ years, collaborating with organizations ranging from small businesses to Fortune 500 companies.

Numerous industry awards and leadership positions underscore her track record of success and reflect her commitment to driving impactful change. Ticki's approach is characterized by meticulous attention to detail, personalized insights, and a collaborative spirit that ensures clients remain integral to the process.

Ticki's expertise encompasses various human resources topics, from strategic planning to talent acquisition and retention. By forging strong partnerships with business leaders and aligning with organizational missions, Ticki has consistently delivered results, fostering engaged, high-performing workforces.

As a trusted advisor and problem solver, Ticki Favaroth embodies the essence of transformative leadership, guiding organizations and individuals toward sustainable success and growth.

Below is a summary of Ticki's business experience for the past three years:

Company: HR&Co.
Title: Senior Partner & Managing Director / CEO
Dates of Service: August 2018 - Present
Responsibilities for Positions in the Last 3 Years: CEO

<u>Theresa Harrison</u>

Theresa Harrison is the Chief Development Officer (CDO) of BOW Enterprises. In this role, Theresa easily exemplifies the roles of Partner, Explorer, and Innovator as she drives revenue growth and enhances the overall commercial success of BOW Enterprises. Theresa ensures that BOW Enterprises' offerings align with market requirements and demands, bolstering profitability by leading and executing sales and marketing strategies, identifying new business opportunities, and fostering key partnerships.

Over the past 30+ years, Theresa Harrison has built a unique professional career that includes breaking ground for women and African Americans in business, technology, leadership, and growth within the federal and commercial industries. Theresa is also recognized as a motivating leader, successful entrepreneur, engaging speaker, skilled technologist, and trusted role model to many.

Theresa is a Founding Member of a non-profit, The BOW Collective. Since 2022, she has been focused on increasing access to capital and establishing lasting partnerships for its community. Theresa is often sought out to assist with solving challenging problems in sales, organizations, and technology. She is a visionary, innovator, leader, and community servant dedicated to solving puzzles and fortifying systems for the betterment of organizations and society.

As the Founder and senior managing Partner of GEORGE STREET Services, Inc., Theresa has successfully led a team dedicated to providing Digital Transformation Services, DevSecOps, Cloud and mobile development managed and professional services, and cybersecurity solutions and services for government and commercial clients.

Before GEORGE STREET Services, Incorporated, Theresa was co-founder and president of Athenyx, LLC, #7 on Washington Technology Fast50. Athenyx was acquired in 2009. From 1997-2012, Theresa was co-founder of

Patuxent Technology Partners, which provided large storage and data solutions to the federal government. Theresa sold her interest in 2012.

Theresa's journey from founding and growing multiple successful companies to authoring an Amazon bestselling book reflects her unwavering dedication to empowering others and driving meaningful change. Her leadership is characterized by a steadfast commitment to excellence, integrity, and community service. Theresa's impact transcends boundaries, empowering individuals and organizations to navigate complexity and achieve sustainable success.

As an advocate and mentor to business owners, Theresa is most excited about assisting with the development of strategies to launch and grow companies, products, and services successfully while improving operations and increasing profits.

Below is a summary of Theresa's business experience for the past three years:

Company: GEORGE STREET Services, Inc.
Title: President, Sr. Managing Partner
Dates of Service: July 2008 - Present
Responsibilities for Positions in the Last 3 Years: CEO

Dr. Kiesha Mack

Dr. Kiesha L. Mack is a visionary. As the Chief People Officer (CPO), she serves as an Advocate, Manager, and Coach. Her primary responsibility is to cultivate a positive and productive work environment, overseeing talent acquisition, encouraging employee development, and maintaining a strong workplace culture that prioritizes the well-being and engagement of BOW Enterprises' workforce.

She us the co-founder and Chief Operations Officer of The MECCA Group, LLC, dedicated to transforming adolescent and young adult mental health. With extensive training and research in counseling and clinical psychology, Kiesha brings a wealth of expertise to her role.

Her commitment to empowering at-risk adolescents and their families is evident in her tenure at Children's Hospital Los Angeles and Georgetown University Hospital. As a licensed psychologist, Kiesha specializes in psychological testing and evaluation, program development, and clinical supervision.

Kiesha's leadership extends beyond clinical practice. She serves in various community organizations, including The Twelve Days of Christmas, Incorporated, and the Howard University Alumni Club. Her dedication to mentoring and community service reflects her unwavering commitment to fostering mental health and well-being.

A graduate of Howard University and George Washington University, Kiesha's impact on mental health advocacy and community empowerment is profound. She inspires individuals and communities to thrive.

Below is a summary of Kiesha's business experience for the past three years:

Company: The MECCA Group, LLC
Title: Co-Founder, Chief Operations Officer (COO)
Dates of Service: January 2006 – Present
Responsibilities for Positions in the Last 3 Years: Co-CEO

S. Kathryn Allen, Esq.

S. Kathryn Allen epitomizes excellence and resilience in banking, real estate, and legal affairs. As the Chief Financial Officer (CFO) she is a Catalyst, Strategist, and Steward. At the core of her responsibilities lies the management of the organization's financial strategy, fiscal operations, and the provision of crucial insights for informed decision-making. She optimizes financial performance, ensures regulatory compliance, and guides long-term financial planning to fortify the company's growth and stability. As a strategic partner to the CEO and Executive team, she leverages her financial expertise to shape the organization's trajectory.

As the Co-Founder and Co-President of The Answer Companies, S. Kathryn oversees managing and operating a diverse portfolio of enterprises, including a real estate settlement and escrow company and a national abstracting company.

Her journey from owning and operating Gladsyl Insurance to serving as the first African American female Banking Commissioner reflects her unwavering commitment to excellence and diversity. S. Kathryn's expertise extends beyond the boardroom as she serves on various boards and advisory committees, including the Industrial Bank of Washington and the BOW Collective.

A Smith College and Boston College Law School graduate, S. Kathryn's passion for community service and mentorship is evident in her involvement with organizations like the DC Black Chamber of Commerce and the Atlantic Beach, SC Planning Commission.

S. Kathryn's leadership is defined by her dedication to fostering economic vitality and promoting diversity. She ensures that every transaction and interaction reflects integrity, professionalism, and excellence.

Below is a summary of Kathryn's business experience for the past three years:

Company: Answer Title
Title: Co-President
Dates of Service: July 2004 - Present
Responsibilities for Positions in the Last 3 Years: Co-CEO

Aimee Griffin, Esq.

Aimee D. Griffin, Esq. LLM embodies the spirit of empowerment and advocacy. As the Chief Legal Officer (CLO), she is a Negotiator, Counsel, and Expert. Her primary responsibility is to advance and safeguard the legal interests of BOW Enterprises. Providing expert legal guidance, ensuring compliance with laws and regulations, managing legal risks, and overseeing contractual agreements, she plays a pivotal role in protecting our legal standing and facilitating strategic decision-making within legal frameworks.

With a rich legal practice, entrepreneurship, and community service background, Aimee brings a unique blend of expertise and passion to her leadership. As the principal of Life & Legacy Counselors and General Counsel for the US Black Chambers, Inc., Aimee has dedicated her career to bridging the racial wealth gap and advocating for economic development. Her commitment to justice and equity is evident in her founding role with the Association of Black Estate Planning Professionals, Inc., where she works tirelessly to empower financial professionals and promote economic education.

Aimee's values of faith, excellence, relationships, service, and trustworthiness shine through in her every endeavor. Whether speaking at national forums, mentoring aspiring entrepreneurs, or contributing to community growth through education, Aimee's mission remains steadfast: to create opportunities for equity and enhancement for all.

Recognized for her outstanding contributions, Aimee has received accolades such as the Small Business Administration Minority Champion Awards and recognition from the Massachusetts Bar Association. Her dedication to supporting small businesses and entrepreneurs reflects her belief that knowledge is the key to unlocking greater opportunities.

With Aimee Griffin at the helm as Chief Legal Officer, our company is poised to navigate complex legal landscapes with integrity, compassion, and a steadfast commitment to justice and empowerment.
Below is a summary of Aimee's business experience for the past three years:

Company: Life & Legacy Counselors
Title: Principal
Dates of Service: August 2011 - Present
Responsibilities for Positions in the Last 3 Years: CEO

**Indemnification**

Generally

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law and the Company's Company Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. See Article 13 of the Company Agreement attached as Exhibit C for further details.

Disclosure of SEC Position on Indemnification for Securities Liabilities

The Company Agreement, subject to the provisions of Delaware Law, contains provisions which allow the Company to indemnify its managers, officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

## CAPITAL STRUCTURE AND OWNERSHIP

**Capitalization**

The Company is authorized to issue three classes (Class A, Class B, Class C) of Units. No Class A Units are currently issued and outstanding but the Company intends to issue six Class A Units (1 each) to members of the Manager including Nicole Cober, Witikio Favaroth, Aimee Griffin, Keisha Mack, Theresa Harrison, and S. Kathryn Allen. Class B and Class C Units are being offered through this Offering.

**Outstanding Units**

As of the date of this Offering Statement, the following Units are issued and outstanding:

| Class of Units | Amount |
| --- | --- |
| Class A Units | None |
| Class B Units | 114,100 |
| Class C Units | 990,000 |

**Outstanding Options, Safes, Convertible Notes, Warrants**

As of the date of this Form C, the Company does not have outstanding options, safes, convertible notes, or warrants.

**Outstanding Debt**

As of the date of this Form C, the Company has no debt outstanding.

Name of lender: BOW Fund LLC
Outstanding amount: $10,000.00
Interest rate: no interest
Maturity: 2026

**Previous Offerings of Securities**

The Company has an open offering exempt from registration under Regulation D, Rule 506(c) which will run concurrently with this Offering. It commenced on April 1, 2024. The Company is offering up to 5,000,000 Class B and Class C Units at $1.00 each for a total of $5,000,000 in that offering. The Company may reduce any amounts raised in that offering by any amounts raised in this Offering. As of the date of this Offering Statement, the Company has sold 114,110 Class B Units and 990,000 Class C Units in that offering. The offering proceeds will be used to (i) establish a business focused on contract procurement and consultancy services, leveraging industry expertise to secure and manage contracts efficiently; (ii) provide the necessary financing for the start-up operations and advisory services required to create the BOW Fund, a Delaware limited liability company ("Fund"); and (iii) make strategic investments in the Fund. These investments will not only support the launch of the new company but will also position it for long-term success and expansion across multiple sectors.

**Principal Security Holders**

There are no beneficial owners of the Company holding twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power.

## DESCRIPTION OF BUSINESS

**Description of the Business**

The Company, BOW Enterprises LLC, was organized as a limited liability company in Delaware on March 11, 2024, for the purposes of enhancing the procurement, consulting and investment opportunities of the Collective Membership.

*Procurement*. The Founders launched the Company primarily as a vehicle to leverage the commercial expertise of the Collective Membership. As an overall strategy, the Company will pursue large commercial contracts in the public and private sector as a "prime" on behalf of the Collective Membership and each Collective Member that desires will be designated as a "supplier," when and if the Collective Member meets the necessary requirements. As a prime entity, the Company will offer a platform for growth for the Collective Members and may, when necessary, include the teaming with third-party subcontractors and vendors outside of the Collective Membership. The Company will receive referral fees and, in some cases, profit-sharing arrangements depending on the specific arrangement between the Collective Membership and third party businesses.

*Advisory Services*: The Company will facilitate providing advisory services to companies that include strategic planning, business development, financial consulting, and supply chain management. The advisory services will be tailored to the needs of each client, depending on their industry and business goals and will be provided by any of the members of the Collective who have specialized expertise in the relevant areas. For example, a Collective Member with a background in financial consulting would handle financial advisory services, while another with experience in logistics might focus on supply chain advisory. Compensation received by the Company will be dependent on the amount and types of services provided. The Company may elect to broker procurement and advisory services to non-Collective Members in the Manager's discretion, but the main purpose of the Company is to broker or provide these services through Collective Members, which may also include members of the Company's management. Compensation for services will be structured based on the nature of the engagement. It may include consulting fees, success-based fees for procurement, or revenue-sharing models depending on the agreements with each client. Detailed compensation structures will be outlined in the individual agreements with the service providers and clients. Compensation will be set at market rates for the various industries and may be structured as a percentage on top of cost, fixed monthly compensation, profit-sharing, equity stakes, and may take other forms as determined by management.

*Investments*. The Company may also engage in strategic investments covering a wide spectrum of opportunities aimed at maximizing returns and ensuring long-term sustainability. Examples may include investments in real estate opportunities identified by the Company ("Property"), financing the start-up expenses related to establishing a private equity fund called the BOW Fund. The Company anticipates that such investment activities will consist of twenty-five percent (25%) or less of the Company's assets.

**Governmental Regulation**

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change. We will also be subject to federal state and local laws that affect property ownership generally, including environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.


**RISK FACTORS**


*A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.*

*Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.*

**Risks Related to the Company's Business and Industry**

***If our Manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.***

The Company's future depends, in part, on our Manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom could be difficult to replace.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company is raising funds in a separate offering in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. The terms on which we raise additional capital could be better than the terms offered in this Offering. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

***If our Company fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.***

The Company's future depends, in part, on our ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel, each of whom could be difficult to replace.

***The Company has a lack of significant operating history for investors to evaluate.***

The Company was recently formed and has not had significant revenues and has limited operating history upon which prospective investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

***Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Shares***.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

***Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.***

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

***Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.***

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

***There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.***

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

***We may not maintain sufficient insurance coverage for the risks associated with our business operations.***

Risks associated with our business and operations include, but are not limited to, claims for wrongful acts committed by our officers, directors, and other representatives, the loss of intellectual property rights, the loss of key personnel, risks posed by natural disasters and risks of lawsuits from customers who are dissatisfied with our products. Any of these risks may result in significant losses. We cannot provide any assurance that our insurance coverage is sufficient to cover any losses that we may sustain, or that we will be able to successfully claim our losses under our insurance policies on a timely basis or at all. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss or is not timely paid, our business, financial condition and results of operations could be materially and adversely affected.

***Conflicts may exist between service providers, the Company, our officers and directors, and their affiliates***.

Our service providers may provide services to our officers and directors, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this Offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Shares.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***The global economy, the financial markets and political conditions of various countries can adversely affect the supply of and demand for works of our products.***

Global political conditions and world events may affect our business through their effect on the economies of various countries, as well as on the willingness of potential buyers to purchase our products in the wake of economic uncertainty. Accordingly, weakness in those economies and financial markets can adversely affect the supply of and demand for our products. Furthermore, global political conditions may also influence the enactment of legislation that could adversely impact our business.

***If we are not able to maintain and enhance our brand, our ability to expand our base of customers may be impaired. and our business and financial results may be harmed.***

We believe that our brand will eventually contribute to the success of our business. We also believe that maintaining and enhancing our brand will be critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

***Reliance on third-party service providers creates risks for the Company***.

Some of the Company's operations may rely on the Company's third-party service providers. Specifically, we are highly reliant on our product manufacturers to source components for our products. Our reliance on suppliers involves certain risks, including: shortages of components, or other materials, which could adversely affect our manufacturing efficiencies and ability to make timely delivery of our products, solutions, and services; changes in the cost of these purchases due to inflation, exchange rate fluctuations, taxes, tariffs, commodity market volatility, or other factors that affect our suppliers; poor quality or an insecure supply chain, which could adversely affect the reliability and reputation of our products, solutions, and services; embargoes, sanctions, and other trade restrictions that may affect our ability to purchase from various suppliers; and intellectual property risks such as challenges to ownership of rights or alleged infringement by suppliers. Any interruptions, delays, or disruptions in and to the delivery of such services could expose the Company to liability and harm the Company's business and reputation.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

***We have substantial doubt in our ability to continue as a going concern.***

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. Our independent registered public accounting firm has issued a report that includes an explanatory paragraph referring to our recurring losses from operations and expressing substantial doubt in our ability to continue as a going concern without additional capital becoming available.

We will need additional financing to continue to fund our operations. We may raise capital through loans from current stockholders, public or private equity or debt offerings, grants, or strategic arrangements with third parties. There can be no assurance that additional capital will be available to us on acceptable terms, or at all.

***Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.***

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Our business plan is speculative.***

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

***Our expenses could increase without a corresponding increase in revenues.***

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

***Our bank accounts will not be fully insured.***

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

***Our operations may not be profitable.***

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

***Our employees may engage in misconduct or improper activities***.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

***Investors have no decision-making authority.***

Our Manager has discretion over our operations. Investors will have no input into their decisions. Interests confer no voting or other ownership rights to investors. Further, Interests have no conversion rights and investors will have no ability to vote on Company matters.

***Running a business-to-business ("B2B") agency comes with a unique set of risks that can impact the agency's profitability, client relationships, and sustainability.***

One of the primary risks in the B2B agency model is client concentration risk. Often, B2B agencies work with a small number of large clients, and losing even one of these clients can lead to a significant revenue shortfall. This is particularly concerning if a large portion of the agency's revenue is dependent on just a few key clients. Additionally, long sales cycles in B2B relationships can make it difficult to replace lost business quickly, leading to cash flow challenges. To mitigate this risk, B2B agencies should focus on diversifying their client base, maintaining strong relationships with existing clients, and consistently working on new business development.

Another significant risk in the B2B agency model is the complexity of client relationships and contracts. B2B clients often require tailored services and complex contractual agreements that include detailed service-level expectations, performance metrics, and penalties for non-compliance. This increases the risk of disputes over deliverables, timelines, or results, which can lead to strained relationships or even legal challenges. Managing these complexities requires clear communication, well-defined contracts, and ongoing client engagement to ensure expectations are aligned and deliverables are met. Failure to properly manage client expectations can result in dissatisfaction and the potential loss of long-term contracts, which are often a cornerstone of B2B agency revenue.

The reliance on skilled talent and expertise is another critical risk for B2B agencies. Delivering specialized services, such as consulting, marketing, or IT solutions, often requires highly skilled professionals. Attracting and retaining top talent in a competitive job market can be challenging, and high turnover rates can disrupt service delivery and negatively impact client relationships. Moreover, key employees who have built strong relationships with clients might leave the agency, taking those clients with them to a competitor or a new venture. To mitigate this risk, B2B agencies need to invest in talent development, create a positive workplace culture, and offer competitive compensation and career growth opportunities to retain their top performers.

Finally, economic and market volatility presents a significant risk for B2B agencies. Changes in the economic landscape, industry trends, or client budgets can lead to fluctuations in demand for the agency's services. During economic downturns, businesses may cut back on outsourcing or external consulting services to save costs, which can lead to reduced revenues for B2B agencies. Agencies operating in highly specialized niches may also be more vulnerable to industry-specific downturns. To address these risks, B2B agencies should focus on maintaining financial resilience through diversified service offerings, cost control, and building long-term client relationships that can withstand economic fluctuations.

***Brokering procurement contracts involves acting as an intermediary between buyers and sellers, and it comes with several risk factors that can impact the broker, the parties involved, and the overall transaction. Key risk factors include legal and compliance risks, financial risks, operational risks, reputational risks, and strategic risks.***

Legal and Compliance Risks

Legal and compliance risks are critical concerns in brokering procurement contracts, as brokers must navigate complex regulatory environments to avoid severe consequences. Regulatory non-compliance is a significant risk, as brokers must ensure that all parties adhere to procurement laws, such as anti-bribery and anti-corruption regulations like the Foreign Corrupt Practices Act (FCPA) in the U.S. or the UK's Bribery Act. Violations of these laws can lead to hefty fines, criminal charges, and reputational damage. Additionally, in regulated industries like defense, healthcare, or public procurement, there are strict standards and requirements that brokers must comply with to avoid penalties or disqualification from future deals.

Contractual obligations also pose substantial risks. Procurement contracts are often complex, and failure to meet the terms can lead to breaches, resulting in costly disputes, litigation, and even contract termination. Brokers must ensure that all parties fully understand and adhere to the agreed-upon terms, including delivery schedules, payment terms, and quality standards. This requires careful drafting and review of contracts to mitigate the risk of disputes and potential legal action.

Confidentiality issues present another significant legal risk in brokering procurement contracts. Brokers often handle sensitive information, such as pricing strategies, proprietary technology, and other trade secrets. If this information is mishandled or disclosed improperly, it could result in legal claims for breach of confidentiality, harming the broker's reputation and leading to financial penalties. Brokers must establish and enforce strict confidentiality agreements to protect the interests of all parties involved and reduce the risk of legal repercussions.

Operational Risks

Operational risks are a significant concern in brokering procurement contracts, as they directly impact the successful execution of deals and the broker's ability to deliver value. One of the primary operational risks is the performance of suppliers. Brokers rely on suppliers to deliver goods or services on time and according to the agreed-upon specifications. If a supplier fails to meet deadlines, provides substandard products, or defaults on their obligations, it can disrupt the procurement process, strain relationships with buyers, and lead to financial losses. Brokers need to conduct thorough due diligence on suppliers to mitigate these risks and have contingency plans in place for unforeseen disruptions.

Supply chain disruptions are another major operational risk. Global supply chains are vulnerable to various external factors such as natural disasters, labor strikes, political instability, or transportation issues, any of which can delay or halt the delivery of goods and services. Such disruptions can lead to significant delays in fulfilling contracts, cost overruns, and reputational damage for the broker. Proactively identifying potential vulnerabilities in the supply chain and diversifying suppliers or logistics options can help mitigate these risks and ensure smoother contract execution.

Quality control issues also present substantial operational risks. If the goods or services procured fail to meet the quality standards outlined in the contract, it can lead to contract termination, financial penalties, and damaged relationships with both buyers and suppliers. Brokers must establish strong quality control processes, including inspections, testing, and monitoring throughout the procurement process to ensure that the delivered products or services meet the required specifications. Addressing quality issues early in the process helps prevent costly and time-consuming disputes later on.

Reputational Risks

Reputational risks are a critical concern for brokers involved in procurement contracts, as reputation plays a vital role in maintaining relationships and securing future business. One of the main risks is the perception of conflicts of interest. If a broker is seen as favoring one party over another, or has undisclosed financial interests in the transaction, this can lead to mistrust and potential damage to their reputation. Even the appearance of impropriety can be enough to sour business relationships and lead to lost opportunities, as clients and partners expect brokers to act as neutral intermediaries with the highest standards of integrity.

Transparency is another significant factor that can affect a broker's reputation. Brokers are often responsible for negotiating terms, fees, and commissions, and if one party feels that the process lacks transparency or fairness, it can lead to a breakdown in trust. Hidden fees, unclear contract terms, or a lack of communication can create suspicions of unethical behavior, resulting in damaged relationships and negative word-of-mouth that can tarnish the broker's image in the industry.

Ethical violations pose a substantial reputational risk as well. Engaging in unethical practices, such as accepting kickbacks, facilitating under-the-table deals, or engaging in corrupt practices, can have far-reaching consequences. Beyond the legal ramifications, unethical behavior can lead to severe reputational damage that is difficult to repair. In today's interconnected world, news of such violations can spread quickly, leading to public scrutiny, loss of clients, and long-term harm to a broker's standing in the market. Upholding strong ethical standards is essential to maintaining trust and credibility in the procurement field.

Market Risks

Market risks can significantly affect the outcome of brokering procurement contracts, as they involve uncertainties and fluctuations in external economic conditions. One of the primary market risks is price volatility. In many industries, the prices of raw materials, products, or services can change rapidly due to shifts in supply and demand, global economic trends, or geopolitical factors. If prices increase unexpectedly after a contract is signed, it can reduce profit margins for both buyers and suppliers, potentially leading to disputes over contract adjustments. Brokers need to anticipate these market fluctuations and negotiate flexible contract terms, such as price adjustment clauses, to mitigate the impact of sudden price changes.

Demand fluctuations also pose a considerable market risk in procurement contracts. The buyer's demand for certain goods or services may change due to shifts in their business needs, consumer behavior, or broader economic conditions. A sudden decrease in demand can lead to overstocking, excess inventory, or even contract cancellation, resulting in financial losses for both the broker and the supplier. Conversely, a sharp increase in demand might lead to shortages and delayed deliveries. To manage this risk, brokers should closely monitor market trends, maintain strong communication with both buyers and suppliers, and build flexibility into contracts to accommodate changes in demand.

Another significant market risk is competition. The procurement landscape is highly competitive, with multiple brokers and suppliers vying for contracts. Intense competition can drive down profit margins, as brokers may be forced to offer lower prices or more favorable terms to secure deals. Additionally, competitors may introduce innovative products, services, or pricing strategies that make it more difficult to win or retain contracts. Brokers must stay informed about industry trends, continuously improve their service offerings, and differentiate themselves from competitors to reduce the impact of competitive market pressures.

<u>Strategic Risks</u>

Strategic risks are crucial in brokering procurement contracts as they involve long-term considerations that can impact the success and sustainability of the broker's business. One of the primary strategic risks is partner reliability. A broker's success heavily depends on choosing trustworthy and capable suppliers and buyers. If a partner fails to deliver on their promises, whether due to financial instability, poor management, or strategic misalignment, it can jeopardize the entire procurement process. This can lead to contract failures, legal disputes, and a loss of future business opportunities. To mitigate this risk, brokers need to conduct thorough evaluations of potential partners, including their financial health, reputation, and past performance, to ensure that they can fulfill their obligations.

Technology risks also pose a significant strategic challenge in procurement brokering. The increasing reliance on digital platforms for procurement, contract management, and supply chain tracking means that brokers must stay up-to-date with the latest technologies. Outdated or insecure technology can lead to inefficiencies, data breaches, and communication breakdowns, which can disrupt the procurement process and damage relationships with clients. Additionally, the failure to adopt emerging technologies, such as artificial intelligence or blockchain, could put brokers at a competitive disadvantage. To address these risks, brokers should invest in robust, secure, and scalable technology solutions that enhance efficiency and security throughout the procurement lifecycle.

Geopolitical risks are another strategic concern, especially for brokers involved in international procurement. Political instability, changes in trade policies, tariffs, and sanctions can all affect the flow of goods and services across borders, leading to delays, increased costs, or even contract cancellations. For example, a sudden change in government regulations or trade agreements can disrupt supply chains or make it more difficult to do business in certain regions. To manage geopolitical risks, brokers should diversify their supplier base, stay informed about political developments in key markets, and incorporate flexibility into contracts to allow for adjustments in response to changing geopolitical conditions.

***Brokering business advisory contracts comes with various legal and compliance risks that can significantly impact the broker's operations.***

One of the primary concerns is regulatory non-compliance. In highly regulated industries such as finance, healthcare, or legal services, brokers must ensure that the advisory firms they recommend adhere to all relevant laws and regulations. Failure to comply with these regulations can result in fines, sanctions, or legal action against both the advisory firm and the broker. Additionally, if the business advisory firm provides inaccurate or misleading advice, the client may pursue legal action, potentially holding both the advisor and the broker liable for damages. Brokers must conduct thorough due diligence and ensure that all advisory firms they recommend operate within the bounds of the law.

Reputational risks are another critical factor in brokering business advisory contracts. A broker's reputation is closely tied to the performance and reliability of the advisory firms they recommend. If an advisory firm underperforms or provides poor advice, it can reflect poorly on the broker who facilitated the relationship, leading to a loss of trust from clients. This can have long-term consequences, making it difficult to secure new contracts or retain existing clients. Transparency is also a key concern; if clients perceive that the broker has not been upfront about fees, commissions, or the capabilities of the advisory firm, it can lead to mistrust and damage the broker's reputation. Maintaining clear and honest communication is essential to preserving credibility.

Operational risks related to the performance of the advisory firm are a significant concern for brokers. The success of a business advisory contract hinges on the ability of the advisory firm to deliver on its promises. If the advisory firm fails to provide the expected level of service, the client may hold the broker responsible for facilitating a subpar partnership. Furthermore, misalignment of expectations between the client and the advisory firm can lead to dissatisfaction and potential disputes. Brokers must ensure that they thoroughly understand the capabilities of the advisory firm and effectively communicate the client's needs to avoid operational issues that could disrupt the success of the contract.

The financial risks associated with brokering business advisory contracts can be substantial. One of the most significant risks is payment issues, as clients may delay payments or, in some cases, default on their financial obligations altogether. This can lead to cash flow problems for both the broker and the advisory firm. Additionally, the structure of fees and commissions can present challenges if there is a misalignment between the broker's compensation model and the advisory firm's performance-based compensation. This misalignment can create financial strain and potential disputes if the advisory firm fails to meet the performance benchmarks outlined in the contract. Brokers need to negotiate clear, fair, and sustainable financial terms to mitigate these risks.

Market risks are another critical factor that can influence the outcome of business advisory contracts. Economic downturns, for example, can cause clients to scale back on advisory services or cancel contracts altogether, leading to lost revenue for both brokers and advisory firms. Moreover, industry-specific risks, such as regulatory changes or technological disruptions, can impact the effectiveness of the advisory services being provided, making it more challenging for brokers to secure and maintain contracts in volatile markets. Competitive pressures also play a role, as clients may choose to negotiate directly with advisory firms, bypassing brokers, or opt for competitors offering more attractive terms. Brokers must stay attuned to market trends and competitive dynamics to navigate these risks effectively.

Finally, strategic risks are a significant concern when brokering business advisory contracts. One of the key strategic risks is the selection of the right advisory firm. A poor match between the client's needs and the advisory firm's expertise can lead to dissatisfaction, contract termination, and reputational damage for the broker. Additionally, brokers must consider the long-term impact of their recommendations, as short-term gains from a contract could undermine future business opportunities if the advisory firm fails to deliver value. Technological risks also fall under this category, as brokers must align with advisory firms that leverage modern tools and technologies to remain competitive. Failing to stay ahead of technological advancements can result in underperformance and lost business in an increasingly digital world.

***The Company may be subject to those general risks relating to the ownership of real estate.***

While it will not be the main focus of the Company, the Company may acquire real estate assets as part of its business and as such, the Company's economic success may depend in part upon the results of operations of the properties it acquires. No assurance can be given that certain assumptions as to the future profits from Company operations will be accurate, since such matters will depend on events and factors beyond the Company's and our Manager's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the property and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing development, capital improvement, and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the property, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

***The properties will experience competition.***

A number of other comparable properties may be located within the vicinity of the properties the Company acquires. These competitive properties may reduce demand for the Company's properties. Competition from nearby residential properties could make it more difficult to attract buyers as well. Competition may increase costs and reduce returns on the Company's properties and thus reduce returns to the Company and its members.

***Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.***

Real estate is generally a long-term investment that cannot be quickly converted to cash and the Company may not be able to liquidate properties promptly in response to economic or other conditions, if necessary, which could affect the investors' ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

***We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.***

To the extent climate change causes changes in weather patterns, the properties could experience increases in storm intensity and rising sea-levels causing damage to our properties and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

***Real estate projects may suffer losses that are not covered by insurance.***

Material losses to real estate properties may occur in excess of insurance proceeds with respect to the properties as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on the properties, the Company could lose anticipated future revenues.

***We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.***

The Company intends to incur debt to acquire and renovate properties. While investors will not be personally liable for these obligations, and our Manager may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

***The properties may be subject to foreclosure if a default under any mortgage loan occurs.***

Any mortgage loan secured by the properties will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

***A property or a portion of a property could become subject to eminent domain or a condemnation action.***

Such an action could have a material, adverse effect on the marketability of the properties and any returns therefrom.

***Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the properties.***

The Company's ability to sell the properties as intended may be adversely affected by such regulations, which could affect returns therefrom.

***Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.***

The properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

***Lawsuits may arise between the Company and its tenant.***

Disputes between landlords and tenants are common. While this risk factor is somewhat mitigated by the fact that the Company intends to lease the Property to a company affiliated with its Manager, a dispute could arise. Since the intended lessee is an affiliate of the Manager, it is unlikely that damages for any dispute would be sought as vigorously by the Manager as they would if the lessee were an unrelated third party. In addition, if the Company ends up leasing the property to a new, unrelated party, disputes could arise. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the Company and a tenant it is likely that the Company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

***The failure of the properties to be sold at a profit would most likely preclude our investors from realizing an attractive return on their interest ownership.***

There is no assurance that the properties will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, which are beyond our control. We cannot predict whether we will be able to sell the properties for a certain price, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find willing purchasers.

***The Company may experience liability for alleged or actual harm to third parties and costs of litigation***.

Owning the properties subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Manager may be delayed or prevented from implementing the business plan of the Company.

***Due diligence may not uncover all material facts***.

We will endeavor to obtain and verify material facts regarding the properties; however, it is possible that we will not discover certain material facts about the properties.

***Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.***

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

***Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.***

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

***To the extent the Company directly processes customer/tenant information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.***

The Company in the course of business may require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer/tenant and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers'/tenants' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims, or proceedings.

***Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.***

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of Our Manager nor its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We intend to operate the Company such that is not considered an "Investment Company" under the Investment Company Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or Our Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on our exemption under Regulation CF, and the results of operations and expenses of the Company.

***There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.***

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

***Our Company Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of our Manager.***

Our Company Agreement provides that Except for the implied covenant of good faith and fair dealing and except for such other duties as may be expressly set forth in this Agreement, a Manager, in the Manager's capacity as such, shall not owe any fiduciary or other duties (including any duty of loyalty, duty of care, or duty of good faith and fair dealing) to the Company or any member and will not be subject to any different standards imposed by our Company Agreement, the Delaware Revised Limited Liability Company Act , or under any other law, rule or regulation or in equity.

***Conflicts may exist among our Manager and its employees or affiliates.***

Our Manager will engage with, on behalf of the Company, a number of companies, brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Manager and not the Company nor the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

***The Company expects to engage in transactions with related parties.***

The Company expects to engage in transactions where the transaction will not be negotiated at arm's length. Although the Company intends that such transactions will provide for terms that are commensurate with transactions conducted between unrelated third parties, there can be no assurance that more favorable or different terms may have been provided if such transactions had occurred at arm's length. The effect on the members of the Company may be to realize returns that may not fully reflect the returns that would have been generated in arm's length transactions between unrelated parties.

***We do not have a conflicts of interest policy.***

The Issuer, our Manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

***There may be conflicting interests of investors***.

Our Manager will determine whether or not to acquire or liquidate properties. When determining to acquire or liquidate properties, our Manager will do so considering all of the circumstances at the time, which may include the best interests of some but not all of the investors.

***Conflicts may exist between service providers, the Company, our Members, our Manager and their affiliates***.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this Offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Class B or Class C Units.

***The terms of our Company Agreement make it difficult to end our relationship with our Manager***.

Under the terms of our Company Agreement, the Manager may only be removed upon a vote of the Members representing the majority Class A Unit holders. Investors acquiring Units through this Offering will have no power to remove our Manager.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

## Risks Related to the Offering

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***Our Manager has broad discretion on how to use Offering proceeds.***

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company have the right to limit individual investor commitment amounts.***

The Company may prevent any investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

***The Company may end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

***Using a credit card to purchase Units may impact the return on your investment as well as subject you to other risks inherent in this form of payment.***

Investors in this Offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Units you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

***This Offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.***

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this Offering Statement from the net proceeds anticipated from this Offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations.

***If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.***

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

***The Subscription Agreement has a forum selection provision that requires disputes to be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.***

As part of this investment, each investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of investors to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

***Investors waive the right to a trial by jury.***

When investing with the Company and signing the Subscription Agreement, in any dispute with the Company, investors agree to waive the right to trial by jury. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator or a judge in a "bench trial" rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. A judge may be more neutral but also more focused on strict legal interpretations. In addition, judges may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Judges often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. With a judge trial, appeals often focus more on errors of law rather than factual determinations, making it harder to contest certain aspects of the verdict. This waiver may not apply to claims under the Securities Act or the Exchange Act.

***The Company intends to make multiple securities offerings which increases its risk of litigation.***

The rise in litigation tied to multiple security offerings is a growing trend, fueled by increased regulatory scrutiny, complex financial structures, and the push for transparency in financial markets. When companies offer securities in multiple offerings, the complexity of managing these offerings can lead to potential oversights and misrepresentations, which, in turn, can result in legal challenges. Investors often claim that they were misled or inadequately informed about the risks or terms associated with particular offerings. This increased legal risk is particularly prevalent in sectors with intricate financial products or where companies are rapidly expanding, as the lack of detailed disclosures or inconsistencies in documentation can lead to allegations of securities fraud. As a result, companies must remain diligent in their disclosures and compliance practices, ensuring that each security offering adheres to strict standards to mitigate the potential for costly litigation.

***Handling multiple security offerings can significantly strain management's time and resources, diverting attention from core business operations and strategic initiatives.***

Each security offering requires extensive planning, regulatory compliance, and clear communication with investors. The need to prepare detailed disclosures, manage legal considerations, and coordinate with financial advisors and underwriters creates a complex landscape for management to navigate. Additionally, the ongoing reporting and oversight required for multiple securities demand dedicated resources to ensure accuracy and transparency, particularly to meet regulatory standards and avoid potential litigation. This extensive process often monopolizes management's time and attention, limiting their capacity to focus on long-term growth strategies, operational efficiency, and product or service innovation. Consequently, while multiple offerings can attract diverse investment pools, they can also restrict management's agility and reduce the resources available to drive the business forward.

## Risks Related to the Securities

***The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Any valuation of the Company is subject to significant uncertainty.***

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering. The Company determined the Units price arbitrarily. Therefore, the Offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment. Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Securities at the Offering price (or at any other price), and you risk overpaying for your investment.

***The purchase of Units is a speculative investment.***

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to investors. This lack of information could put investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***The securities acquired in this Offering may be significantly diluted as a consequence of other equity financings.***

The Company's equity securities likely will be subject to dilution via the sale of Class B and Class C Units and/or through the issuance of additional classes of Units in the Company, which may have priority over the securities offered in this Offering. The Company is offering Class C Units through a separate offering exempt under Regulation D, Rule 506(c). If Units are sold through this Offering, your Units will be diluted. The amount of such securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which securities will have preferential distributions and will have the effect of diluting investors in this Offering.

***The purchase price for the Units have been arbitrarily determined.***

The purchase price for the Units for this Offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the Company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by our Manager and general economic conditions.

***There is no guarantee of a return on an investor's investment.***

The Company's business objectives must be considered highly speculative. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

***There is currently no public trading market for our securities.***

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

***If a market ever develops for our securities, the market price and trading volume may be volatile.***

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

***There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.***

Under Regulation CF, pursuant to which the Units are being offered, the Units may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this Offering Statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Company Agreement that prohibit transfers unless approved by Our Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Company Agreement.

***Financial projections and forward-looking statements may be wrong.***

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on Our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from sale of the properties will be different than the returns anticipated by Our Manager and/or that these returns may not be realized in the timeframe projected by Our Manager, if at all.

This Offering Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Offering Statement, or any documents incorporated by reference herein or therein speaks only as of the date of this Offering Statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

**Certain Tax Risks**

***Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Units.***

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

***Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.***

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

***An investment in the Company raises significant tax issues, and the tax treatment of an investment in the Company may vary significantly from investor to investor.***

Please review carefully the below risks, among others, and consult your own tax adviser about the specific tax consequences to you before investing.

- The tax allocation of the Company's income and loss may be challenged by the Internal Revenue Service.

- An audit of the Company's return by the Internal Revenue Service may lead to adjustments to the Members' tax returns and an audit of the Members' tax returns.

- Under the Bipartisan Budget Act of 2015, which took effect in January of 2018, the Company must designate a Partnership Representative for each tax year. Federal law gives the Partnership Representative significant discretion in the event of an audit by the Internal Revenue Service, including the sole authority to make elections that bind the Company and all of the Members. While it is the intent of the Company that the Partnership Representative do what is in the best interests of the Company, actions taken by the Partnership Representative may have a negative effect on one or more current or former Members.

- Any tax benefits from ownership of Units will not be available unless the Company and the Company's Members have a profit motive.

***The Company has not requested an IRS ruling as to its partnership tax status.***

The Company is electing to be taxed as a partnership. Partnerships are generally pass-through entities for tax purposes, meaning that the income and deductions pass through to the individual partners rather than being taxed at the entity level. If the Company's tax status as a partnership is reclassified as a corporation by the IRS, it can have several implications and risks for both the Company and its members including, but not limited to, the following:

- Double Taxation: Corporations are subject to double taxation, meaning that the corporate income is taxed at the entity level, and then any distributions or dividends to shareholders are taxed again at the individual level.

This is different from partnerships, which are pass-through entities, and income is only taxed at the individual partner level.

- Loss of Pass-Through Benefits: Partnerships enjoy pass-through taxation, where profits and losses flow through to the individual partners. If reclassified as a corporation, the entity loses this pass-through treatment, and income is taxed at both the corporate and individual levels.

- Change in Tax Rates: Corporate tax rates may be different from individual tax rates. Reclassification could result in partners facing higher or lower tax rates on their share of the income.

- Additional Compliance Requirements: Corporations have different reporting and compliance requirements than partnerships. This includes filing corporate tax returns and adhering to corporate governance and regulatory standards.

- Changes in Deductibility: Some deductions and credits available to partnerships may not be available to corporations, and vice versa. The reclassification could impact the ability to claim certain tax benefits.

- Impact on Members' Basis: The tax basis of a partner's interest in the partnership affects the taxation of distributions and sales of partnership interests. Reclassification may alter the members' basis calculations.

***The Company may not be able to provide final Schedule K-1s (and state income tax information) to Members for any given fiscal year until after April 15 of the following year.***

The Manager will use reasonable efforts to provide the Members with final Schedule K-1s (and state income tax information) or with estimates of the taxable income or loss allocated to their investment in the Company on or before such date, but final Schedule K-1s (and state income tax information) may not be available until the Company has received tax reporting information with respect to its investments necessary to prepare final Schedule K-1s (and state income tax information) and completion of the Company's annual audit. Members may be required to obtain extensions of the filing dates for their U.S. federal, state, and local income tax returns.

***There is a material risk that in some years of the Company's operations, a member's tax liabilities resulting from its investment in the Company may exceed the amount of cash distributions to such member, and that to the extent of such excess the payment of any income tax liability resulting from the investment may be an out- of-pocket expense of such member.***

An allocation of taxable income may occur without a corresponding distribution of cash and it is possible that Members will not be distributed sufficient cash to pay their tax liability on their allocable share of income for a particular period. In addition, on a sale or other disposition (e.g., by gift) of a Unit or on a sale (including a foreclosure sale) or other disposition of Company property (directly or indirectly), there is a material risk that a member's tax liabilities may exceed the cash it receives from the Company and that to the extent of such excess, the payment of such taxes will be an out-of-pocket expense of the member. If the sale results in a gain, some of the gain may be taxed as ordinary income and some may be taxed as capital gain.

***The Company will engage in activities that constitute a U.S. trade or business, and the Company expects to recognize gains from the sale of interests in U.S. real property.***

Accordingly, a non-U.S. investor in the Company generally will be subject to U.S. withholding taxes, U.S. tax filing and payment obligations, and in certain cases a U.S. "branch profits" as a result of such investor's investment in the Company. Prospective non-U.S. investors should consult their own tax advisors regarding the U.S. tax implications of investing in the Company.

***To the extent the Company is required by law to withhold or make tax payments on behalf of or with respect to any member, the Manager will withhold these amounts and make the tax payments as required.***

If there are not sufficient distributions to such member to satisfy such withholding, the member may be required to remit such amounts to the Company. Each member is required to furnish the Manager all information as is required by applicable law or otherwise reasonably requested by the Manager with respect to such withholdings.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**


**THE OFFERING**


The Company is offering a Target Offering Amount of $5,000.00 and a Maximum Offering Amount of $1,235,000.00 in Units of the Company in order to fund its operations. The Company may increase the Maximum Offering Amount by amending this Offering. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction. We will not hold a closing until we have sufficient funds to close on the Property.

Class B Units are being offered at $2.00 each. Class C Units are being offered at $1.00 each. The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an investor may invest in the Offering to purchase Class B Units is $5,000.00. The minimum amount that an investor may invest in the Offering to purchase Class C Units is $2,500.00. These minimums are subject to adjustment in the Company's sole discretion.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

**Intermediary and Escrow**

In order to purchase the Securities, you must complete the purchase process through our Intermediary, Crowdfund My Deal, LLC. All committed funds will be held in escrow with Luminate Bank until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

**Fees and Commissions**

Crowdfund My Deal, LLC, our Intermediary, will receive the following commissions and fees for acting as Intermediary:

- 2% of the amount raised by the Company in this Offering
- Service fee of $249.00 per month for onboarding services, due diligence, hosting of the Offering, and ongoing regulatory compliance.
- $5.00 investor processing fee charge (per investor) charged by the Intermediary's technology provider.

**Use of Proceeds**

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the Maximum Offering Amount. If we raise only the target Offering Amount, all proceeds will be applied to intermediary fees. The following breakdown does not include the monthly fee of $249.00 or the $5.00 investor processing fee.

| Use of Proceeds | Maximum Offering Amount | Percentage | Target Offering Amount | Percentage |
|---|---|---|---|---|
| Fees to Intermediary | $24,700.00 | 2% | $100.00 | 2% |
| Business development, investment in BOW fund, and general corporate purposes | $741,000.00 | 60% | $4,900.00 | 98% |
| Marketing | $98,800.00 | 8% | - | - |
| Reserves | $370,500.00 | 30% | - | - |
| Total | $1,235,000.00 | 100% | $5,000.00 | 100% |

(1) Fees to intermediary include 2% of Offering proceeds raised in addition to a service fee of $249.00 per month.

(2) If necessary, our management will advance costs for the fees payable to our Intermediary and other startup costs until sufficient capital is raised to cover such expenses. No interest will be charged on these advances.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments but not been accepted as members of the Company. If an investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the investor will receive the Securities in exchange for their investment.

**Payments for Investments**

Investors must process payments for investments through the Intermediary's platform. The funds will be held in escrow with the Escrow Facilitator until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

**Closings**

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Units have been sold or the Offering

Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with Luminate Bank until released to the Company following a closing. The Company will notify investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company will return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

## DESCRIPTION OF SECURITIES

The rights and obligations of the Company's members are governed by the Company Agreement, which each prospective investor will be required to be bound as a condition to purchasing Units. Below are summaries of miscellaneous terms of the Company Agreement, which summaries are qualified by the actual terms of the Company Agreement. Capitalized terms below, not defined in this Offering Statement shall have the meaning as defined in the Company Agreement.

### Distributions

The Manager has sole discretion regarding the amounts and timing of distributions to the members. There can be no assurance as to the timing of a distribution or that we will make a distribution at all. All distributions will be made in accordance with the Company Agreement in the following order and priority:

1. First, to the Class A Members, pro rata, until they have received cumulative distributions equal to the amount of such Class A Members' Initial Capital Contributions.

2. Second, to the Class B Members, pro rata, until they have received cumulative distributions equal to the amount of such Class B Members' Initial Capital Contributions.

3. Third, to the Class C Members, pro rata, until they have received cumulative distributions equal to the amount of such Class C Members' Initial Capital Contributions.

4. Thereafter to the members pro rata in accordance with their respective Percentage Interests.

Subject to the Manager's discretion, the Company may make tax distributions pursuant to Section 3.03 of the Company Agreement. No member shall have the right to require any distribution of any assets of the Company in kind, and the Manager may approve the liquidation of any Company property, within the Manager's sole discretion, for the purpose of making a cash distribution in lieu of an in-kind distribution. If any assets of the Company are distributed in kind, such assets shall be distributed on the basis of their fair market value, as determined by the Manager.

**Allocations**

For each Fiscal Period, after giving effect to the special allocations set forth in Section 3.01(c) of the Company Agreement, each item of Net Income and Net Loss (and, if any, any other item of income, gain, loss, or deduction) entering into the computation thereof shall be allocated among the Members (and credited and debited to their Capital Accounts) so as, to the extent possible, cause each member's Capital Account balance, as increased by the amount of such member's share of Company Minimum Gain and the amount of such member's share of member Minimum Gain, to equal the amount that would be distributed to such member if the Company sold all of its assets for their Book Value in cash, paid all of its liabilities, and distributed its cash to its Members pursuant to Section 3.02 of the Company Agreement in complete liquidation.

Prospective investors should read the Company Agreement for a more detailed description of how profits and losses will be allocated to the members of the Company.

**Management Fees**

The Manager shall not be compensated for its services as Manager but shall be reimbursed for its reasonable and necessary expenses incurred in connection with performing its duties as Manager.

**Minority Investors**

Investors will have no voting rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Our Manager will manage all the business and affairs of the Company and will have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager deems to be reasonably required to accomplish the business and objectives of the Company, except as detailed below.

**Voting and Control**

Generally, all action taken by the Members shall be authorized by the vote of those Members holding a majority of all issued and outstanding Voting Units entitled to vote thereon and each Voting Member shall be entitled to one vote per Unit on all matters upon which said Voting Member has the right to vote under this Agreement. The Class B and Class C Units offered herein are non-voting Units.

The Company shall not engage in or cause any of the following transactions or take any of the following actions, and the Manager shall not, without the affirmative vote or approval of each of the (i) Founder; and (ii) the Members representing the Majority Class A Unitholders, permit or cause the Company to engage in, take or cause, directly or indirectly, by amendment, merger, recapitalization, sale, consolidation or otherwise, any of the following:

- any act which would make it impossible for the Company to carry on its business in the ordinary course;

- subject to Section 6.02, enter into or consummate any transaction that results in a Deemed Liquidation Event;

- any act by the Company or any of its Affiliates with respect to (A) filing any proceedings under any federal or state law for the relief of the debtors, including a case under the United States Bankruptcy Code, (B) making an assignment for the benefit of creditors, (C) admission in writing of the Company's or any of its Affiliates' inability to pay its debts generally as they become due, or (D) becoming subject to any insolvency proceeding, including, without limitation, any insolvency, reorganization, arrangement, readjustment of debt, relief of debtors, dissolution or liquidation or similar proceeding;

- any action that would cause or result in a material change in the nature of the Company's business;

- any distribution of any cash or property of the Company to any member, other than as provided in this Agreement;

- any amendment of the Certificate of Formation; or
- any action to initiate, to cause or that would result in, the dissolution, liquidation, winding up or termination of the Company (or the business or affairs thereof).

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Any Class B or Class C member who wishes to transfer their Units must at least 30 days prior to any proposed transfer deliver a written notice of sale to the Company specifying in reasonable detail the identity of the prospective transferee and their respective parent companies and beneficial owners and the number of Units to be transferred, and the terms and conditions of the transfer. Unless the member obtains the prior written approval of the Manager for the transfer, the transfer will be deemed a Redemption Event and the Company will have the right to purchase all or any portion of the Units pursuant to Section 6.03(b) of the Company Agreement as though such Units were "Redemption Units" if the Company delivers a Redemption Notice within 30 days following receipt of the sale notice.

**Tag-Along Rights**

If a proposed transfer is a Redemption Event and the Company (A) does not deliver a Redemption Notice to the Transferor within the thirty (30)-day period pursuant to Section 6.01(b) of the Company Agreement or (B) delivers a Redemption Notice to the Transferor but purchases less than all of the Transferor Units pursuant to Section 6.03 of the Company Agreement, then within ten (10) days of (x) in the case of clause (A), the end of such the thirty (30)-day period or (y) in the case of clause (B), the closing of the Company's purchase of less than all of the Transferor Units pursuant to Section 6.03(d), the Company shall deliver written notice to the Class B Members and Class C Members, as applicable, (the "Tag-Along Notice") notifying such Members of their right to participate in such Transfer of the number of Transferor Units not purchased by the Company pursuant to Section 6.03 (the "Sale Units"), subject to the terms of Section 6.01(c) of the Company Agreement.

Each of the other participating members shall be required to sell in the contemplated Transfer, to the extent such Transfer is consummated, at the same price and on the same terms as set forth in the Sale Notice, a number of Units (regardless of type, class or series) specified in the Tag-Along Notice equal to the product of (1) the quotient determined by dividing the number of Class B Units or Class C Units, as applicable, owned by such member by the aggregate number of Class B Units or Class C Units, as applicable, owned by the Class B Members or Class C Members, as applicable (including, in each case, the Transferor), participating in such Transfer and (2) the aggregate number of Class B Units or Class C Units, as applicable, that are Sale Units to be sold in the contemplated Transfer.

**Drag-Along Rights**

Drag-along rights are rights that compel members to sell their respective units, take other actions and agree to certain terms in connection with the sale of the Company to a third party. These rights are intended to facilitate a sale of the Company by preventing minority members from blocking or delaying the transaction.

If the Manager and the holders of a majority of the Class A Units (the "Drag-Along Members") agree to sell all of their Units to an independent third party (the "Drag-Along Sale"), they can require the other members (the "Dragged Members") to consent to and cooperate with the Drag-Along Sale. The Dragged Members must vote in favor of the

Drag-Along Sale and take any other actions necessary to complete the transaction, such as executing agreements, delivering certificates, and waiving any dissenters' or appraisal rights. The Dragged Members must also sell all of their units on the same terms and conditions as the Drag-Along Members and accept the same form and amount of consideration. See Section 6.02 of the Company Agreement for further details.

**Redemption Rights**

Redemption rights are rights that allow the Company to buy back the Units of a member under certain circumstances. These rights are intended to protect the Company from having unwanted or inactive members who may dilute the ownership or control of the Company. The Company Agreement provides that the Company has the right to redeem all or any portion of the Units of a member (the "Redeeming Member") upon the occurrence of a redemption event (the "Redemption Event"). A Redemption Event includes the proposed sale or transfer of any Units held by a member to a third party without the consent of the Manager or the Company. The Company can exercise its redemption right to purchase all or a portion of the units a member proposes to transfer to a third party and any remaining Units of that member.

The "Purchase Price" per Redeemed Unit shall be: (A) if the Redemption Event occurs in connection with Section 6.03(a)(i) from a Transfer or proposed Transfer of such member's Units under Section 6.01(b), then the Purchase Price shall be the at the same price and on the same terms as set forth in the Sale Notice or (B) if the Redemption Event occurs in connection with Section 6.03(a)(ii) or Section 6.03(a)(iii), the Purchase Price will be based on the fair market value of the Company as of the date of receipt by the Redeemed Member of a Redemption Notice, as determined by the Manager pursuant to: (x) a valuation report prepared by a professional appraiser of reputable skill and knowledge, to be selected by the Manager in its good faith discretion, setting forth the value of the Redeemed Units without any discount for a lack of control or marketability, or (y) any other reasonable valuation method selected by the Manager, including the safe harbor valuation method described in IRS Notice 2005-43; provided, however, that, if within thirty (30) days after the date of receipt by the Redeemed Member of a Redemption Notice, the Redeemed Member provides written notice to the Company that the Redeemed Member does not agree to the value of the Redeemed Units or the Purchase Price for such Redeemed Units, the value of the Redeemed Units to be purchased shall be determined according to the appraisal procedure set forth pursuant to Section 6.03(c)(iii). See Section 6.03 of the Company Agreement for further details regarding redemption.

**Manager Removal**

The initial Manager is BOW Holdings, LLC. A new Manager may be elected by the Members representing the Majority Class A Unitholders. The Manager may resign at any time with written notice to the Members and also may be removed at any time, with or without cause, by the Members representing the Majority Class A Unitholders. Should a vacancy in the Manager be caused by the death, disability, resignation, removal or any other reason, a new Manager shall be appointed by the Members representing the Majority Class A Unitholders.

**Additional Capital Contributions**

No member shall be required by the terms of this Operating Agreement to make any additional capital contribution to the Company.

**Governing Law; Waiver of Jury Trial**

The validity, interpretation, construction and performance of the Company Agreement and any and all actions, claims, disputes or litigation of any kind (whether at law, in equity, in contract, in tort, or otherwise) arising under or relating to the Company Agreement shall be governed by the laws of the State of Delaware, without regard to any conflict of law provisions thereof, including Delaware's laws relating to applicable statute of limitations and burdens of proof and available remedies. This Agreement has been executed and delivered in and shall be deemed to have been made in the State of Delaware. EACH PARTY TO THE COMPANY AGREEMENT WAIVES ITS RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING SEEKING ENFORCEMENT OF SUCH PARTY'S RIGHTS UNDER THIS AGREEMENT.

**Additional Issuances of Securities**

Following your investment in the Company, the Company may sell Units to additional investors, which likely will dilute your percentage ownership of the Company. An investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company. In addition, the Company could sell additional Units outside of this Offering which would dilute your investment. Such Units could be offered on better or worse terms offered herein.

**Conflicts of Interest and Transactions with Related Parties**

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company to its members.

By acquiring Units in the Company, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

**Dilution**

The Units do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which will dilute the investors in this Offering. Investors should understand the potential for dilution. If the Company issues additional Units, investors' ownership percentage in the Company will go down, even though the value of the Company may go up. By virtue of your ownership in the Company, you could own a smaller piece of a larger company. This increase in the number of Units outstanding could result from an additional offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into Units of the Company.

If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share. If you are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it's important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

**Valuation**

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the Offering price for this Offering arbitrarily after considering factors such as the Company's assets, projected manufacturing capabilities, its projected revenue, and other factors. The price of the Units may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

**Corporate Actions/Minority Investors**

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company's principal members will be able to control all matters subject to member vote, which votes could have the effect of, inter alia, diluting investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of Class B and Class C Units and investors' returns on investment.

As a minority owner of the Company, each investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by the Manager. Thus, each investor must rely upon the executive management of the Company to manage the Company so as to maximize value for Members. Accordingly, the success of an investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the investor's initial investment in the Company.

**Reimbursements**

The Company will reimburse our Manager or its affiliates reasonable expenses paid or incurred in connection with the Company's operations, including its offerings. In addition, our Manager or its affiliates will be reimbursed the fair value for the provision of additional services to the Company or the Company at reasonable commercial rates on either an hourly or per-service basis.


**FINANCIAL CONDITION OF THE COMPANY**


**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as Exhibit E.**

**Operations, Liquidity, and Capital Resources**

The Company was organized as a limited liability company in Delaware on March 11, 2024. The Company is in its development stage and has not yet commenced operations. Since inception, the Company has formed its business plan and prepared for this Offering and an offering exemption under Regulation D. The proceeds from the Offering are essential to our operations. The Company plans to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy.

**Cash and Cash Equivalents**

The Company has $145,256 cash and cash equivalents on hand raised through its Regulation D offering, which will be used for development of the business.

**Capital Expenditures and Other Obligations**

The Company does not currently have any material commitments for capital expenditures.

**Trends and Uncertainties**

The Company has a limited operating history and no historical operating data for trend analysis. Nonetheless, the Company's business is subject to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Events including, but not limited to, recession; inflation; downturn or otherwise; government regulations and political policies; travel restrictions; changes in the real estate market; and interest-rate fluctuations could have a material adverse effect on the Company's financial condition and the results of its operations.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

**Related Party Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the Offering Statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Manager and/or its Affiliates have advanced funds which have been used to pay due diligence, legal fees, and other expenses. They will not seek reimbursement for the advancement of these funds.

**Conflicts of Interest**

The proposed method of operation of the Company and Company creates certain inherent conflicts of interest among the Company, our Manager, the members, and their Affiliates. Our Manager, the members, and their affiliates may act, and are acting, as managers of other limited liability companies, as general partners of partnerships, or in a managerial capacity in other businesses. Our Manager and its affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other entities. Prospective investors should carefully consider these important conflicts of interest and those described with the risk factors before investing in the Company. Additional conflicts of interest may be, but are not limited to, the following:

The Company intends to provide agency services and may also broker certain procurement and advisory contracts to the Collective Membership. Certain contracts may be brokered for companies affiliated with the Company's officers or its Manager and its members or affiliates. These agreements may not be negotiated at arm's length, and the Company may not receive as favorable terms as if it were brokering agreements for unrelated third parties. In addition, the Company currently does not have a conflict-of-interest policy.

Our Manager and its affiliates may act as manager or be a member in other business entities engaged in making similar investments to those contemplated to be made by the Company. Our Manager and its affiliates who will raise investment funds for the Company may act in the same capacity for other investors, companies, partnerships, or entities that may compete with the Company or the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

Our Manager, certain members, and their affiliates will receive compensation from the Company. Payments to our Manager, the members, and their affiliates for services rendered to the Company or the Company have not been and will not be determined by arm's length negotiations. Additionally, the existence of our Manager's membership interest in distributions may create an incentive for our Manager to make more risky business decisions than it would otherwise make in the absence of such carried interest.

Our Manager and its affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to our Manager and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

## MATERIAL TAX CONSIDERATIONS

The potential investor should be aware of the material Federal and State income tax aspects of an investment in the Units. Investors should consult with their tax professional to determine the effects of the tax treatment of the Units with respect to their individual situation. No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be "written advice," as defined in Circular 230 published by the U.S. Treasury Department.

### Reporting Status of the Company

The Company will elect to be treated as a partnership for Federal and State income tax purposes unless an election is made to treat the Company as a corporation. By maintaining partnership tax status, the Company will be responsible for preparing appropriate federal and state partnership tax returns, reporting income or loss and allocating such income and loss to each member for such member's share of profits and losses from operations and disposition. Such will be made to the Members in accordance with the laws and regulations governing federal income taxation. This process will make the Series a pass-through entity for tax purposes.

### Classification as a Partnership

The Company was formed as a limited liability company, accordingly, pursuant to applicable U.S. Treasury Regulations, the Company will be treated as a partnership, rather than a corporation, for U.S. federal income tax purposes unless the Company affirmatively elects to be treated as a corporation for such purposes. The Manager has no intention of making such an election on behalf of the Company and does not anticipate any circumstances under which such an election would be made on behalf of the Company. In certain cases under Code §7704, a partnership that is classified as a publicly traded partnership ("PTP"), the interests of which are either publicly traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof), may be taxed as a corporation for U.S. federal income tax purposes. Under Treasury Regulation §1.7704-1(d), interests in a partnership are not considered traded on an established securities market or readily tradable on a secondary market unless the partnership participates in the establishment of the market or the inclusion of its interests in a market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner, admitting the transferee as a partner, or otherwise recognizing any rights of the transferee.

We will not list any Units on any stock exchange. The Treasury Regulations provide certain safe harbors that, if satisfied, will allow transfers to occur that will not result in the Units being treated as publicly-traded or treated as readily tradable on a secondary market or the substantial equivalent. The safe harbors include transfers:

- In "private" transfers;
- Pursuant to a qualified matching service ("QMS"); or
- In limited amounts that satisfy a 2% test.

"Private" transfers include, among others:

- Transfers in which the basis of the partnership interest in the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor or is determined under Code §732, related to distributions from a partnership;
- Transfers at death, including transfers from an estate or testamentary trust;
- Transfers between members of a family as defined in Code §267(c)(4);
- Transfers from retirement plans qualified under Code §401(a) or an IRA; and
- "Block transfers." A block transfer is a transfer by a member and any related persons as defined in the Code in one or more transactions during any 30 calendar day period of Units that in the aggregate represents more than 2% of the total interests in partnership capital or profits.

In addition, interests are not treated as readily tradable if the sum of the percentage of the interests transferred during the entity's tax year, excluding private transfers, does not exceed two percent (2%) of the total interests in partnership capital or profits.

If we are classified as an association taxable as a corporation instead of as a partnership, for any year, we would be subject to U.S. federal income tax on our taxable income at rates applicable to corporations and any applicable state and local taxes; distributions to Members would be taxable as dividends to the Members to the extent of our current and accumulated earnings and profits and would not be deductible by us; and our deductions, if any, would be allowed only by the Company, rather than being passed through to Members.

The remainder of this discussion of *"Federal and State Taxes"* assumes that we will be classified as a partnership, and not as a corporation, for U.S. federal income tax purposes. Thus, the following rules applicable to partnerships and their partners will apply to us and our Members unless otherwise indicated.

**Taxation of Members**

The Company will be treated as a partnership for federal tax purposes. A partnership is not generally a taxable entity. For U.S. federal income tax purposes, a partnership is not a taxable entity but rather a conduit through which items of income, gain, loss, deduction and credit are passed and its partners must report. Thus, each member will be required to report on its federal income tax return its allocable share of items of income, gain, loss, deduction or credit realized by us. Because portions of our available cash will be used to fund certain expenses and may be used to repay borrowings for which we are liable, such funds may not be available for distribution to Members. Consequently, a member may be allocated income from us in a particular year yet may not receive a cash distribution in respect of such income and would have to find an alternate source of funds to pay its taxes on such amount. Taxable income or loss allocated to Members from us will retain the same character, as capital gain or loss, or ordinary income or loss, for the Members as determined at the Company level. Such income will be capital gain or loss to the extent that it arises from the sale of capital assets.

Code §704(b) and the Treasury Regulations thereunder provide that a partner's distributive share of income, gain, loss, deduction or credit will be controlled by the partnership agreement if the allocation provided for in the partnership agreement has "substantial economic effect." If the allocation provided for in the partnership agreement does not have substantial economic effect, then a partner's distributive share must be allocated in accordance with each partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, such as a partner's interest in profits and losses, relative share of capital contributed, interest in cash flow and right to distributions upon liquidation.

Treasury Regulations promulgated under Code §704(b) provide certain guidelines which, if satisfied by the Company, will result in the allocation of profits and losses being deemed to have substantial economic effect. If the IRS were to contend successfully that the allocation of profits and losses under the terms of the Series Designation was not in accordance with such guidelines, then each member's share of the income, gain, losses, deductions or credits from us would be determined in accordance with his, her or its interest in the Company, taking into account all the facts and circumstances, including those discussed above.

**Basis of the Company**

An original tax basis will be established for the Company in each asset acquired by the Company. The tax basis of the Company will be adjusted during the operations of the Series under applicable partnership tax principles.

**Basis and Risk of a Member**

*Tax Basis in a Unit*. A member's tax basis in the Company initially will equal the amount paid to acquire such Unit by capital contribution. It will be increased by (i) any subsequent cash contributions the member makes to the Company, (ii) the member's distributive share of the Company's taxable income, (iii) the member's distributive share of the Company's tax-exempt income, and (iv) any increase in the member's share of the Company's liabilities. It will be decreased (but not below zero) by (i) actual distributions the Company makes to the member, (ii) the member's distributive share of the Company's losses (even if such losses are deferred as described below), (iii) the member's distributive share of the Company's non-deductible expenses that are not properly chargeable to a capital account and (iv) a decrease in the member's share of the Company's liabilities.

*Basis & At Risk Limitations on Deductions*. Members' ability to deduct their share of deductions and losses will be limited to their adjusted tax basis in their Units, or in the case of a member that is an individual or a corporation (if more than 50% of the value of such corporation's stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), to the amount that the member is considered to be "at risk" with respect to our activities, if that is less than the member's adjusted tax basis. A member must recapture losses deducted in previous years to the extent that our distributions cause the member's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a member or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the member's tax basis or at risk amount (whichever is the limiting factor) is increased above zero.

In general, each member will be at risk to the extent of the purchase price of its Units, but this will be less than the member's tax basis in its Units to the extent of the member's share of any of our nonrecourse liabilities (other than certain "qualified nonrecourse financing"). A member's at risk amount will increase or decrease as the adjusted tax basis of the member's Units increase or decrease except that changes in our nonrecourse liabilities (other than with respect to certain "qualified nonrecourse financing") will not increase or decrease the member's at risk amount.

*Qualified Business Income.* Under current law, and subject to certain restrictions, individuals (or entities treated as individuals), trusts and estates will generally be entitled to deduct twenty percent (20%) of their "qualified business income" for a taxable year. Qualified business income includes, for these purposes, income and gain from certain qualified trades or businesses, but does not include investment-related income such as net capital gain, dividend or interest income. For taxpayers whose income exceeds certain threshold amounts: (i) the deduction is subject to various limitations, including limitations based on the wages paid with respect to, and the adjusted tax basis of property held by, a qualified trade or business, and (ii) the deduction is not available with respect to income from certain service businesses. A portion of a member's allocable share of income or gain from the Company may constitute qualified business income, in which case it generally will be eligible for the deduction described above. There can be no assurance that any portion of a member's allocable share of income or gain from the Company will constitute qualified business income. Prospective investors that are individuals, trusts or estates should consult their tax advisors as to whether they are eligible to deduct a portion of any income allocated to them for U.S. federal income tax purposes by the Company.

*Investment Interest Expense Deductions*. To the extent that the Company has interest expense and such interest expense is considered allocable to investment property, a non-corporate member may be subject to the "investment interest" limitations of Code §163(d). Investment interest includes interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment, and short sale expenses. Investment interest is not deductible in the current taxable year to the extent it exceeds a taxpayer's "net investment income," consisting of net gain and ordinary income from investments in the current year. For the purposes of this limitation, net long-term capital gains are generally excluded from the computation of investment income, unless the taxpayer elects to pay tax on such gains at ordinary income tax rates.

If or to the extent that the limitation on investment interest applies, a non-corporate member could be denied a deduction for all or part of its distributive share of Company interest expenses unless such member had sufficient investment income from all sources, including the Company. In such case, a member that could not deduct such interest expenses currently as a result of the application of this limitation would be entitled to carry such amounts forward to future years when the same limitation would again apply. The limitations on the deductibility of investment interest would also apply to interest paid by a member on debt incurred to finance its investment in the Company.

*Passive Activity Losses*. The passive activity limitations of Code §469 apply to individuals, trusts, estates, personal service corporations, and certain closely-held C corporations. In general, these rules limit the deductibility of losses from passive activities (which may include losses attributable to a trade or business carried on as an investing member) as well as any rental activity or other business activity in which the taxpayer does not materially participate, to the income generated from the taxpayer's other passive activities. In general, a member may realize passive income or loss from our operations. If a member is subject to these rules, such member's share of passive losses, if any, from our operations may be used to offset such member's net income (and associated tax liability) from other passive activities. Conversely, such member may utilize losses, if any, from its other passive activities to offset their passive income, if any, from our operations. However, any "excess" passive loss from our operations cannot be utilized to offset the member's income from other sources, such as "active income" (i.e., wages and active trade or business income) or "portfolio income" (i.e., dividend, interest, royalty and annuity income and gains derived from assets producing portfolio income).

If a member's passive losses exceed its passive income, such excess may not be used to offset such member's other taxable income and must be carried forward to future years to offset passive income recognized in those years under the same rules or upon the disposition in full of such passive interest. Therefore, a member will receive no current tax benefit from our losses to the extent that such investor has no passive activity income from other sources during that tax year.

Portfolio income earned by a taxpayer is treated as non-passive income of the taxpayer and cannot be offset by such taxpayer's passive losses, if any. Consequently, to the extent that we generate portfolio income, each member will have an increased tax liability regardless of the amount of passive losses, if any, realized by the Company from its operations. Please note that certain income (including dividend and royalty income) generated by the Company may constitute portfolio income to Members.

The passive activity loss rules are applied after other applicable limitations on deductions such as the tax basis limitation and the at risk rules described above.

*Limitation on Deductibility of Excess Business Losses.* Under current law, individuals (or entities treated as individuals), trusts and estates are not permitted to deduct "excess business losses," very generally defined to be aggregate deductions with respect to a taxable year attributable to trades or business of the taxpayer that exceed certain threshold amounts. In the case of partnerships, the limitation is applied at the partner level and each partner must take into account its allocable share of partnership income, gain, deductions and losses from trades or businesses of the partnership for purposes of calculating its excess business loss, if any. The limitation on deductibility of excess business losses is applied after the limitation on passive losses described above. The limitations on deductions of "excess business losses" may limit the deductibility of certain of the Company's losses. Any losses disallowed as a result of this limitation may be carried forward to future years, subject to certain limitations.

*Treatment of Distributions*. In the event cash distributions made to a member by us exceed such member's adjusted tax basis in his, her or its Series Units, such investor must recognize gain equal to such excess. Cash distributions in excess of a member's adjusted tax basis generally will be considered gain from the sale or exchange of an interest in the Company, which gain may be treated, at least in part, as capital gain. Please note that any reduction in a member's share of our liabilities will be treated as a cash distribution for federal income tax purposes.

*Surtax on Unearned Income.* Code §1411 imposes a 3.8% surtax on the "net investment income" of certain U.S. persons who are citizens and resident aliens, and on the undistributed "net investment income" of certain U.S. estates and trusts. Among other items, "net investment income" generally would include a member's allocable share of the Company's net gains and certain other income such as interest and dividends, less deductions allocable to such income. In addition, "net investment income" may include gain from the sale, exchange or other taxable disposition of an interest in the Company, less certain deductions. Prospective investors should consult their own advisors concerning its potential applicability to their individual circumstances.

***Disposition of a Unit***. Upon the sale of Units, a member will recognize gain or loss equal to the difference between such member's "amount realized" and such member's adjusted tax basis in their Units. A member's "amount realized" will equal the sum of the cash and fair market value of other property received plus the portion of our nonrecourse liabilities allocated to the Units sold and any member recourse liabilities of which the member is relieved. If the amount of cash and fair market value of other property received plus the allocable share of our nonrecourse liabilities and member recourse liabilities of which the member is relieved exceeds the member's adjusted basis with respect to the Units disposed of, such member will recognize gain equal to such excess. The tax liability resulting from such gain could exceed the amount of cash received upon the disposition of such Units. To the extent that a portion of the gain upon the sale of Units is attributable to a member's share of our "inventory items" and "unrealized receivables," (customarily referred to as "hot assets") as those terms are defined in Code §751, such portion will be treated as ordinary income. Unrealized receivables include (i) to the extent not previously includable in our income, any rights to pay for services rendered or to be rendered and (ii) amounts that would be subject to recapture as ordinary income if we had sold our assets at their fair market value at the time of the transfer of such Units.

Capital gain or loss recognized by an individual member on the sale or exchange of a Unit held for more than 12 months will be long-term capital gain or loss for United States federal income tax purposes. All other gains will be taxed at ordinary income rates. A member's ability to deduct capital losses may be severely limited.

If a member sells or otherwise disposes of a Unit prior to the end of a taxable year in which the Company has net income, such investor will be liable for the income taxes due on its proportionate share of the net income attributable to such Unit for that period ending on the date of disposition, even though the member may not have received any cash distributions.

Pursuant to the current law, if any portion of the gain realized by a member on a sale or disposition (or deemed sale or disposition, including any deemed disposition resulting from a subsequent closing of the Company) of its interest (or any portion thereof) in the Company would be treated as effectively connected with the conduct of a U.S. trade or business, the Company may be required to withhold taxes from future distributions to a transferee member in an amount up to ten percent (10%) of the amount realized by the transferor member unless (x) the transferor member provides an affidavit of non-foreign status within the meaning of Section 1446 of the Code in connection with such transfer or (y) the transferee withholds and remits a sufficient amount from the purchase price. The Manager shall provide the form and content of such affidavit based on advice of tax counsel and its sole reasonable discretion. A member is expected to be required to provide and certify its correct taxpayer identification number, and to provide other relevant certifications regarding its identity and U.S. federal income tax characteristics in order to avoid ten percent (10%) withholding upon the sale, transfer, or other disposition of its interest (or any portion thereof) in the Company, and each member will be required to indemnify the Company for any liabilities arising from any tax liability described above.

## Deductibility of Prepaid and Other Expenses

The Company will incur expenditures for legal fees in association with the set-up of the Company. These expenditures will be capitalized and will be deducted on dissolution of the Company based on current tax law.

The Company will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the Members. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

## Cost Recovery and Recapture

The tax basis of the Company's assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If a Series disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a member who has taken cost recovery or depreciation deductions with respect to property the Company owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in the Company.

The costs the Company incurs in offering and selling its Units must be capitalized and cannot be deducted currently, ratably or upon the Company's termination. While there are uncertainties regarding the classification of certain costs as organization expenses, which may be amortized by the Company, and as Offering expenses, which may not be amortized by the Company, the underwriting discounts and commissions the Company incurs will be treated as Offering expenses.

**Deductibility of Other Expenses**

Our organizational expenses are not currently deductible, but may, at our election, be amortized ratably over a period of not less than 15 years (and may be amortized over a different period for book purposes). Our Offering expenses (i.e., expenditures made in connection with the marketing and issuance of Units, including placement fees) are neither deductible nor amortizable. The Internal Revenue Service may disagree with us as to the allocation of expenses between organizational and syndication expenses and may assert that a portion of any management fees paid by us to the Manager should be deemed to be a reimbursement for organizational or nondeductible Offering expenses. The IRS may also challenge the deductions of other expenses, depending on all the facts and circumstances.

**Taxable Gain**

The tax basis of each of the Company's assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If the Company disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a member who has taken cost recovery or depreciation deductions with respect to property the Company owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in the Company.

*Phantom Income*

It may occur that in any year the Members will receive an allocation of taxable income and not receive cash distributions sufficient to pay the tax liability arising from such income. Colloquially, this is referred to as "phantom income." In this event, the Members may owe tax on the reportable income, which the member will need to pay out of pocket.

*Unrelated Business Income Tax (UBIT)*

Employee benefit plans and most organizations exempt from federal income taxes ("**Exempt Organizations**"), including IRAs and other similar retirement plans, are subject to tax to the extent that their unrelated business taxable income ("UBTI") exceeds $1,000.00 during any tax year. To the extent that an Exempt Organization is allocated UBTI from the Partnership, it would be subject to tax on such amounts exceeding $1,000 at the trust tax rates. UBTI generally means the gross income derived from any unrelated trade or business regularly carried on by the exempt organization, less the deductions directly connected with carrying on the trade or business. Certain types of income (and deductions directly connected with the income) are generally excluded when calculating UBTI, such as rents from real property and gains or losses from the sale, exchange, or other disposition of property. However, there are exceptions to the exclusion that will likely apply with respect to Company investments. In this regard, it is likely that the Company investments will be acquired with funds from loans, which will be "acquisition indebtedness" and result in a portion of the net income therefrom, generally equal to the ratio of acquisition indebtedness to basis in property, being UBTI. The fact that UBTI will be generated and allocated to the Company (and ultimately the Members) may make an investment in the Company less desirable for an Exempt Organization, IRA or other similar retirement plan.

**Audits**

*Election Out of Bipartisan Budget Act Audit Rules*

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership's timely filed return. The Partnership Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual member is used for income tax reporting purposes. The election out must be made annually on the partnership's timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election .

It is the intent of the Company to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Company will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Company based on the tax classification of the Members.

Members will be required timely to furnish the Company with the information necessary to make the annual election, and the Company will be authorized to provide such information to the IRS.

*Push Out Election (Audit)*

The "push out" election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the "push out" election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner's share of the adjustment.

If the Company fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Company intends to elect the application of the "push out" procedures. In the event of a push out, a former member may owe additional tax if they were a member during the reviewed year.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR UNITS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE

AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR UNITS TO ANY PARTICULAR INVESTOR WILL DEPEND ON THE INVESTOR'S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR UNITS.

THE MANAGER MAY DETERMINE IN ITS SOLE AND ABSOLUTE DISCRETION WHETHER TO MAKE ANY AVAILABLE ELECTION UNDER THE CODE IN RESPECT OF THE COMPANY, AND MAY REVOKE ANY SUCH ELECTION IF, IN ITS SOLE AND ABSOLUTE DISCRETION, IT DETERMINES THAT SUCH REVOCATION IS IN THE BEST INTEREST OF THE MEMBERS TAKEN AS A WHOLE. UNDER THE COMPANY AGREEMENT, THE MANAGER SHALL BE UNDER NO OBLIGATION TO TAKE INTO ACCOUNT THE TAX CONSEQUENCES TO ANY SHAREHOLDER. THE COMPANY AGREEMENT ALSO PROVIDES THAT NEITHER THE MANAGER NOR THE COMPANY SHALL HAVE LIABILITY TO A MEMBER UNDER ANY CIRCUMSTANCES AS A RESULT OF AN INCOME TAX LIABILITY INCURRED BY SUCH MEMBER AS A RESULT OF AN ACTION (OR INACTION) BY THE MANAGER PURSUANT TO ITS AUTHORITY UNDER SUCH AGREEMENT.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

### Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.thebowenterprises.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

**Compliance**

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws. In addition, neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016. Furthermore, the Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

**Updates**

Updates regarding the progress of the Company in meeting the Target Offering Amount will be filed with the SEC through a Form C-U and will disclose its progress in meeting the Target Offering Amount no later than five (5) business days after each of the dates when the Company reaches fifty percent (50%) and one hundred percent (100) of the Target Offering Amount, unless the Company posts it on our Offering Page at: www.BowEnterprises.CrowdFundMyDeal.com.

**Exhibits**

The following are included as Exhibits to this Form C and should be carefully reviewed by investors prior to purchasing Securities:

| | |
|---|---|
| Exhibit B | Certificate of Formation |
| Exhibit C | Company Agreement |
| Exhibit D | Subscription Agreement |
| Exhibit E | CPA Reviewed Financial Statements |
| Exhibit F | Intermediary Contract |